NEWMARKET GOLD ANNOUNCES VOTING RESULTS FROM THE ANNUAL SHAREHOLDERS MEETING

VANCOUVER, B.C. – May 26, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”) (TSX:NMI) (OTCQX:NMKTF) is pleased to announce the voting results on the items of business considered at its Annual General Meeting of Shareholders held on May 25, 2016. The nominees listed in the Management Information Circular dated April 7, 2016 were elected as directors of Newmarket at the meeting. Detailed results of the votes are set out below:

Election of Directors

Nominee	Outcome of Votes	Votes For	% For	Votes Withheld	% Withheld
Raymond Threlkeld	Carried	111,339,138	99.87	143,465	0.13
Douglas B. Forster	Carried	111,115,653	99.67	366,950	0.33
Blayne Johnson	Carried	111,115,677	99.67	366,926	0.33
Lukas Lundin	Carried	111,137,566	99.69	345,037	0.31
Randall Oliphant	Carried	111,298,137	99.83	184,466	0.17
Edward Farrauto	Carried	110,465,138	99.09	1,017,465	0.91
Michael Vint	Carried	111,333,983	99.87	148,620	0.13

Appointment of Auditors

The vote was carried for the Appointment of Auditors (PricewaterhouseCoopers LLP) by a show of hands at the meeting.

Full details of all proposals are described in the Company’s Management Information Circular available on the Company’s website at www.newmarketgoldinc.com and on SEDAR at www.sedar.com

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
VP, Corporate Communications
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com

To learn more about Newmarket visit our website at www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket core values represent.

Cautionary Note Regarding Forward Looking Information
Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information” under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include, but are not limited to, the Company’s expectations about its business and operations; disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; future gold prices; operating and capital costs; the timing and costs of future development and exploration activities on the Company‘s properties; success of development and exploration activities; time lines for technical reports and further studies; planned exploration and development of properties and the results thereof; and planned expenditures and budgets and the execution thereof. Such forward-looking statements are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Such risks and other factors include, among others, risks related to permitting, operating cost overruns, and capital cost overruns; risks related to a sustained and significant reduction in gold prices; risks that the metallurgical performance of different process feeds are not as anticipated; risks related to the availability of financing on commercially reasonable terms and the expected use of proceeds; operations and contractual obligations; changes in development and exploration programs based upon results of exploration; availability of third party contractors; availability of equipment; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry; environmental risks, including environmental matters under Australian laws and regulations; impact of environmental remediation requirements and the terms of existing and potential consent decrees on the Company‘s planned development and exploration on the Maud Creek Project; certainty of mineral title; community relations; delays in obtaining governmental approvals or financing; the nature of mineral development, exploration and mining and the uncertain commercial viability of certain mineral deposits; governmental regulations and the ability to obtain necessary licenses and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; currency fluctuations; changes in environmental laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; risks related to dependence on key personnel; and estimates used in financial statements proving to be incorrect; as well as those factors discussed in the Company's public disclosure record and annual information form for the year ended December 31, 2015 which is available on SEDAR at www.sedar.com. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this news release or incorporated by reference herein, except in accordance with applicable securities laws.